FWP
Filed pursuant to Rule 433
File Number 333-129214

Aspen Insurance Holdings Limited
$200,000,000
Perpetual PIERS

Managing Underwriters:	LEH
Amount:	$200,000,000
Security Offered:	Perpetual PIERS
Issuer:	Aspen Insurance Holdings Limited
Underlying (Ticker):	AHL
PIERS ticker:	AHLPR
Issue Price:	$50.00
Dividend Rate:	5.625%, non-cumulative, payable in cash or ordinary shares valued at 97% of market
Conversion Ratio:	1.7077
Conversion Premium:	22.0%
Stock Price at Issue:	$24.00
Conversion Price:	$29.28
Liquidation Preference:	$50.00
Maturity:	Perpetual
Conversion Consideration:	For each share, a nonconvertible perpetual preference share with a $50 liquidation preference and, to the extent the conversion value exceeds $50, ordinary shares, if any.
Fundamental Change Protection:	Adjustment to conversion rate for any fundamental change
Mandatory Conversion:	At the company's option, after January 1, 2009 if stock price equals or exceeds 130% of conversion price, or if there are less than 500,000 PIERS outstanding, into $50 cash plus ordinary shares, if any.
Call Feature:	None
Puts:	None
1st Dividend:	April 1, 2006
Dividend Payment Dates:	January 1, April 1, July 1 and October 1
Increase to Conversion Rate Upon Certain Events:	9.00%
Spread to LIBOR Upon a Failed Remarketing:	454 bps
Conversion Rate Cap:	2.0833
Trade Date:	December 6, 2005
Settlement Date:	December 12, 2005

Adjustment to Conversion Rate upon a Fundamental Change:	Ordinary Share Price
	Effective Date:	$24.00	$30.00	$35.00	$40.00	$45.00	$50.00	$55.00	$60.00	$65.00	$70.00
	12/12/2005	0.3756	0.2190	0.1497	0.1099	0.0861	0.0707	0.0600	0.0566	0.0538	0.0512
	01/01/2007	0.3649	0.1969	0.1236	0.0847	0.0640	0.0520	0.0442	0.0421	0.0403	0.0386
	01/01/2008	0.3558	0.1727	0.0897	0.0505	0.0350	0.0281	0.0241	0.0232	0.0224	0.0216
	01/01/2009	0.3543	0.1598	0.0513	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000
	Thereafter	0.3543	0.1598	0.0513	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

If the ordinary share price is:
• in excess of $70.00 per ordinary share (subject to adjustment), no additional ordinary shares will be issued upon conversion;
• less than $24.00 per share (subject to adjustment), no additional ordinary shares will be issued upon conversion.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-443-0892.